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                                                                     EXHIBIT 12

                          ENRON CORP. AND SUBSIDIARIES
                      Computation of Ratio of Earnings to
                           COMBINED Fixed Charges AND
                           PREFERRED STOCK DIVIDENDS
                             (Dollars in Millions)
                                  (Unaudited)


                                                Three Months
                                                  Ended                          Year Ended December 31,
                                                ----------------------------------------------------------------------
                                                3/31/00        1999         1998         1997        1996        1995
                                                ----------------------------------------------------------------------
Earnings available for fixed charges
    Net income before cumulative
     effect of accounting changes               $  338        $1,024       $  703        $105      $  584       $  520
    Less:
        Undistributed earnings and
         losses of less than 50% owned
         affiliates                                (17)          (12)         (44)        (89)        (39)         (14)
        Capitalized interest of
         nonregulated companies                    (15)          (61)         (66)        (16)        (10)          (8)
    Add:
        Fixed charges(a)                           258           948          809         674         454          436
        Minority interests                          35           135           77          80          75           27
        Income tax expense (benefit)                88           137          204         (65)        297          310
                                                ----------------------------------------------------------------------
            Total                               $  687        $2,171       $1,683        $689      $1,361       $1,271
                                                ======================================================================

Preferred dividend requirements                 $   20        $   66       $   17        $ 17      $   16       $   16
Ratio of income before provision
 for income taxes to net income(b)                1.21          1.10         1.25        1.21        1.46         1.55
                                                ----------------------------------------------------------------------
Preferred dividend factor on a
 pretax basis                                   $   24        $   73       $   21        $ 21      $   23       $   25
Fixed Charges
    Interest expense(a)                            247           900          760         624         404          386
    Rental expense representative
     of interest factor                             11            48           49          50          50           50
                                                ----------------------------------------------------------------------
            Total                               $  282        $1,021       $  830        $695      $  477       $  461
                                                ======================================================================

Ratio of earnings to combined
 fixed charges and preferred
 dividends                                        2.43          2.13         2.03         (c)        2.85         2.76
                                                ======================================================================


(a) Amounts exclude costs incurred on sales of accounts receivables.
(b) Represents net income before provision for income taxes dividend by net income, which adjusts dividends on preferred stock to a pretax basis.
(c) For the year ended December 31, 1997, earnings were inadequate to cover combined fixed charges and preferred stock dividends by $6 million.